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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR


                For Period Ended: September 30, 1997
                                  --------------------------
                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended:
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* Read Instruction (on back page) Before Preparing Form. Please Print or Type. *
*                                                                              *
* NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS     *
* VERIFIED ANY INFORMATION CONTAINED HEREIN.                                   *
*                                                                              *
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

New Beverly Holdings, Inc.
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FULL NAME OF REGISTRANT

N/A
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FORMER NAME IF APPLICABLE

5111 Rogers Avenue, Suite 40-A
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ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

Fort Smith, Arkansas 72919-0155
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CITY, STATE AND ZIP CODE

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]       (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to timely file its quarterly report on Form 10-Q for the period ended September 30, 1997 because at the time at which such report was due, the Registrant's executive officers and financial reporting group were involved in the closing of a significant transaction in which shares of common stock of the Registrant will be distributed to the stockholders of Beverly Enterprises, Inc., of which NBHI currently is a wholly-owned subsidiary (the "Distribution"), as more fully described in the Registrant's Form S-1 Registration Statement, as declared effective by the Commission on October 17, 1997 (File No. 333-28521). The Distribution is being consummated in connection with the merger by and between Beverly and Capstone Pharmacy Services, Inc. ("Capstone"), in which immediately subsequent to the Distribution, Beverly (which will then consist solely of the Institutional Pharmacy Business of Beverly with the Remaining Health Care Business of Beverly having been previously distributed to the Registrant in the Distribution) will be merged with and into Capstone (the "Merger"), as more fully described in the Joint Proxy Statement/Prospectus of Beverly and Capstone, as declared effective by the Commission on October 17, 1997 (File No. 333-28517). As the result of the time required in order to prepare the Registrant for this series of complex and interrelated transactions, the Registrant was unable to timely file its Form 10-Q for the period ended September 30, 1997.

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                                                (ATTACH EXTRA SHEETS IF NEEDED)

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Pamela H. Daniels                 (501)               484-8980
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               (Name)                     (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                       [X] Yes      [ ] No

     N/A
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [ ] Yes      [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. N/A

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                         New Beverly Holdings, Inc.
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                 (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: December 2, 1997                   By:   Pamela H. Daniels
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                                            Vice President, Controller and
                                             Chief Accounting Officer